

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 4, 2015

Blue Earth, Inc.
Robert Potts
President
235 Pine Street, Suite 1100
San Francisco, California 94104

> **Re: Blue Earth, Inc.**
> **Schedule 14C**
> **Filed November 20, 2015**
> **File No. 001-36607**

Dear Mr. Potts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. On pages 3 and 6 you indicate that you are not required to register the dividend shares, and on page 6 you indicate that you may be required to file a registration statement by April 30, 2016 for the dividend shares. Please tell us whether you are relying on Staff Legal Bulletin No. 4 (CF) to effect the spin-off without registering the transaction under the Securities Act of 1933 and provide us with your analysis as to your eligibility to rely on this staff legal bulletin. In doing so, please tell us whether the parent shareholders will have the same proportionate interest in the parent and the subsidiary before and after the spin-off.

2. To the extent you plan to rely on Staff Legal Bulletin No. 4 to effect the spin-off without registering the transaction under the Securities Act of 1933, please confirm your understanding that EnSite Power, Inc. is required to register its common stock under the Exchange Act by the date of the spin-off. See Question 4.B.3.a of Staff Legal Bulletin

No. 4 (CF), which can be found on our website. Please tell us when EnSite Power plans to file its Form 10.

3. Please update the filing to provide the information required by Item 11 of Schedule 14A.

Financial and Other Information, page 13

4. We note that you incorporate certain documents by reference. Please tell us which Item of Schedule 14A you will rely on to incorporate information by reference and provide us with your analysis as to your eligibility to do so. In this regard, we note that the Form 10 information provided by EnSite Power will not have previously been delivered to security holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3264 with any other questions

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Elliot Lutzker, Esq.